EXHIBIT 18.1
September 13, 2018
Farmer Bros. Co.
1912 Farmer Brothers Dr.
Northlake, TX 76262

Dear Sirs/Madams:
We have audited the consolidated financial statements of Farmer Bros. Co. and its subsidiaries as of June 30, 2018 and 2017, and for each of the three years in the period ended June 30, 2018, included in your Annual Report on Form 10-K to the Securities and Exchange Commission and have issued our report thereon dated September 13, 2018, which expresses an unqualified opinion and includes an explanatory paragraph concerning changes in accounting principles. Note 3 to such consolidated financial statements contains a description of your adoption during the year ended June 30, 2018 of (a) the change in method of valuing coffee, tea, and culinary products inventory from the last-in, first-out (LIFO) method to the first-in, first-out (FIFO) method, and (b) the change in accounting principle for freight costs incurred to transfer goods from a distribution center to a local warehouse and warehousing overhead costs incurred to store and ready goods prior to their sale, from expensing such costs as incurred within selling expenses to capitalizing such costs as inventory. In our judgment, such changes are to alternative accounting principles that are preferable under the circumstances.

Yours truly,
/s/ DELOITTE & TOUCHE LLP